Figure 1. BHP Billiton Iron Ore Tenement holding showing locations of Jinayri and Marillana



Figure 2. Jinayri map showing deposit outlines, drill hole locations and areas of interpolation versus extrapolation



Figure 3. Marillana map showing deposit outline and drill hole locations



Table 1. Iron Ore Mineral Resource Statement

Iron Ore Customer Sector Group

Mineral Resources
The table below details the total inclusive Mineral Resource for the Iron Ore Customer Sector Group estimated at 30 June 2008 in 100 per cent terms (unless otherwise stated).

Commodity Deposit [1][2][3][4][5][6]	Ore Type	Measured Resource — Millions of wet metric tonnes	%Fe	%P	%SiO2	%Al2O3	%LOI	Indicated Resource — Millions of wet metric tonnes	%Fe	%P	%SiO2	%Al2O3	%LOI	Inferred Resource — Millions of wet metric tonnes	%Fe	%P	%SiO2	%Al2O3	%LOI	Total Resource — Millions of wet metric tonnes	%Fe	%P	%SiO2	%Al2O3	%LOI	30 June 2007 Total Resource — Millions of wet metric tonnes	BHP Billiton Interest %
Iron Ore																											
Mt Newman JV [7]	BKM	416	63.3	0.08	4.4	2.0	2.3	842	61.2	0.09	6.0	2.4	3.3	1,780	60.3	0.13	4.6	2.7	5.8	3,038	61.0	0.11	5.0	2.5	4.6	1,601	85
	MM	30	61.4	0.06	3.1	1.6	6.9	159	59.7	0.06	4.1	2.6	7.1	860	59.5	0.07	4.0	2.5	7.2	1,049	59.6	0.07	4.0	2.5	7.2	905	
Jimblebar [8][9]	BKM	144	61.6	0.09	5.3	2.8	3.8	598	60.6	0.11	4.9	3.0	4.9	860	60.1	0.13	4.9	3.0	5.4	1,602	60.4	0.12	4.9	3.0	5.1	1,341	100
	MM	–	–	–	–	–	–	–	–	–	–	–	–	20	60.2	0.11	3.3	2.7	6.9	20	60.2	0.11	3.3	2.7	6.9	20	
Mt Goldsworthy JV Northern [10]	NIM	26	61.1	0.06	8.3	1.4	2.4	105	61.8	0.05	7.6	1.1	1.8	40	61.3	0.05	9.0	1.2	1.5	171	61.6	0.05	8.0	1.2	1.8	157	85
Mt Goldsworthy JV Area C [11][12]	BKM	102	60.0	0.14	4.1	2.8	6.2	331	59.0	0.13	5.5	2.9	6.3	850	58.7	0.13	6.3	2.6	6.2	1,283	58.9	0.13	5.9	2.7	6.2	1,070	85
	MM	206	62.1	0.06	3.1	1.7	6.0	301	60.7	0.06	4.2	2.1	6.3	430	61.8	0.06	3.3	1.8	6.1	937	61.5	0.06	3.5	1.9	6.1	798	
Yandi JV [13][14]	BKM	–	–	–	–	–	–	–	–	–	–	–	–	1,080	59.3	0.14	4.8	2.3	7.2	1,080	59.3	0.14	4.8	2.3	7.2	190	85
	CID	1,125	56.7	0.04	6.0	1.7	10.7	519	56.1	0.04	6.8	1.9	10.7	200	56.7	0.04	6.2	2.1	10.4	1,844	56.6	0.04	6.3	1.8	10.7	1,246	
BHP Billiton Minerals	BKM	–	–	–	–	–	–	–	–	–	–	–	–	240	60.7	0.13	4.3	2.3	6.0	240	60.7	0.13	4.3	2.3	6.0	240	100
BHP Coal	BKM	–	–	–	–	–	–	–	–	–	–	–	–	280	60.2	0.13	4.1	2.9	6.4	280	60.2	0.13	4.1	2.9	6.4	280	100
	MM	–	–	–	–	–	–	51	60.4	0.06	4.6	2.3	6.1	130	61.9	0.06	3.9	2.1	5.2	181	61.5	0.06	4.1	2.2	5.5	181	

Commodity Deposit	Ore Type	Measured — Millions of dry metric tonnes	%Fe	%Pc	Indicated — Millions of dry metric tonnes	%Fe	%Pc	Inferred — Millions of dry metric tonnes	%Fe	%Pc	Total — Millions of dry metric tonnes	%Fe	%Pc	30 June 2007 Total — Millions of dry metric tonnes	BHP Billiton Interest %
Samarco JV [15]	ROM	945	43.6	0.05	1,434	39.7	0.05	927	37.7	0.05	3,306	40.3	0.05	2,979	50

[1] Resources are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations. These are BKM – Brockman, MM – Marra Mamba and NIM – Nimingarra. The CID – Channel Iron Deposits are Cainozoic fluvial sediments. ROM – Run of mine for Samarco, comprising itabirites and friable hematite ores.

[2] The resource grades listed, Fe – iron, P – phosphorous, SiO2 – silica, Al2O3 – alumina refer to *in situ* mass percentage on a dry weight basis. LOI – loss on ignition, refers to loss of mass (dry basis) during the assaying process. Tonnages are based on wet tonnes for Western Australian Iron Ore (WAIO) deposits using the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. %Pc – phosphorous in concentrate.

[3] Competent Persons – Mt Newman JV: M Wozga (MAusIMM), M Smith (MAusIMM), C Williams (MAIG). Jimblebar: M Smith (MAusIMM), H Arvidson (MAusIMM), M Wozga (MAusIMM). Mt Goldsworthy JV Northern: S Harrison (MAIG), M Wozga (MAusIMM). Mt Goldsworthy JV Area C: D Reid (MAusIMM), C Williams (MAIG). Yandi JV: S Harrison (MAIG), H Arvidson (MAusIMM). BHP Billiton Minerals: S Harrison (MAIG). BHP Coal: H Arvidson (MAusIMM), M Smith (MAusIMM). Samarco JV: L Bonfioli (MAusIMM), employed by Samarco Mineração SA.

[4] Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate resources: Mt Newman JV 50%Fe for Whaleback deposit (which supplies beneficiation feed), 54%Fe for other BKM and MM deposits; Jimblebar 54%Fe for BKM and MM; Mt Goldsworthy JV 55–56.5%Fe for NIM (except Cattle Gorge, Cundaline, Nimingarra A and B – 50%Fe), 54%Fe for BKM and MM; Yandi 52%Fe for CID, 54% for BKM; BHP Coal 54%Fe for BKM, 50–54%Fe for MM; BHP Minerals 54%Fe for BKM.

[5] The Mineral Resources are reported after adjustment for depletion which occurs when the material is mined. For WAIO the adjustments are based on aerial surveys as of the end of March 2008 plus production forecasts for the period April–June 2008. For Samarco, depletion is based on actual production from July 2007 to April 2008 with production forecast for May and June 2008.

[6] The level of detail available from drilling, outcrop and geophysical data, and combined with existing geological mapping and/or operational information was sufficient to support appropriate resource modelling. The resource estimation process followed by BHPBIO is well established and is consistent with standard industry practice. The classification of the resources is based on both qualitative and quantitative approaches, by applying data density, data quality, geological confidence criteria, estimation performance and reconciliation information.

[7] Changes for Mt Newman JV are due to additional resource definition drilling, new geological interpretation and resource models for Jinayri, Whaleback, OB24, OB25 Pit 4 and OB30, and change to cut-off grade for OB29 and OB30 from 58%Fe to 54%Fe. Jinayri (BKM) is an Inferred Resource of 1.4 billion wet metric tonnes being reported for the first time. Inferred Resource for Jinayri has been estimated using interpolation and extrapolation. For Jinayri, interpolated material has a maximum drill spacing of 300m between section lines and 100m between drill holes on the same section. Extrapolated material is based on a sectional projection of 150m (strike) and 50m (section) beyond the drill holes. The proportion of the Inferred Resource that is based on extrapolated data is 15%.

[8] Changes to Jimblebar are due to additional resource definition, new geological interpretation and resource modelling for Jimblebar W1/2. The Mineral Resource at Wheelarra Hill 1 and 2 deposits has increased by 266 million wet metric tonnes, with 150 million wet metric tonnes upgraded from Inferred Resource to Indicated Resource.

[9] The Jimblebar Resources listed include the Wheelarra Hill 3, 4, 5, 6 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore

Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

[10] Changes to Mt Goldsworthy JV Northern are due to a change in cut-off grade from 56.5%Fe to 50%Fe for Cattle Gorge, Cundaline, Nimingarra A and B deposits. A new resource model for Cundaline has been completed based on new resource definition drill holes and geological interpretation.

[11] Changes to Mt Goldsworthy JV Area C are due to additional resource definition drilling, new geological interpretation and resource models for A and B Deposits, and Packsaddle 1 and 3. The total Mineral Resource at A Deposit has increased by approximately 160 million wet metric tonnes. The total Mineral Resource at Packsaddle 1 and 3 deposits has increased by 103 million wet metric tonnes and 111 million wet metric tonnes respectively. For Packsaddle 1 deposit, 56 million wet metric tonnes was converted to Measured Resource and 196 million wet metric tonnes to Indicated Resource from Inferred Resource compared to 2007 reported Mineral Resource. Packsaddle 3 deposit, 46 million wet metric tonnes was upgraded to Measured Resource and 136 million wet metric tonnes to Indicated Resource from Inferred Resource.

[12] The Area C Resources listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (65%), ITOCHU Minerals and Energy of Australia Pty Ltd (8%), Mitsui Iron Ore Corporation Pty Ltd (7%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the resources in C Deposit. This disclosure and the financial statements are prepared on this basis.

[13] Changes to Yandi JV are due to a change in CID cut-off grade from 56%Fe to 52%Fe. Other changes are due to additional resource definition drilling, new geological interpretation and resource modelling for Yandi W1 and Marillana (BKM). Marillana, an Inferred Resource, has increased from 190 million wet metric tonnes to 1,080 million wet metric tonnes.

[14] The Yandi Resources listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the resources in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

[15] The changes to Samarco's Mineral Resources are due to additional drilling, changes in resource classification criteria, new geological models and changes to the cut-off grades.

Table 2. Iron Ore - Ore Reserve Statement

Iron Ore Customer Sector Group

Ore Reserves

The table below details the total Ore Reserves for the Iron Ore Customer Sector Group estimated as at 30 June 2008 in 100 per cent terms (unless otherwise stated).

As at 30 June 2008		Proved Ore Reserve						Probable Ore Reserve						Total Ore Reserve							As at 30 June 2007		
		Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Mine Life [8]	Total Ore Reserve: Millions of wet metric tonnes	Mine Life [8]	BHP Billiton Interest %
Commodity Deposit [1][2][3][4][5][6][7]	Ore Type			Grade						Grade						Grade							
Iron Ore																							
Mt Newman JV [9]	BKM	342	63.2	0.07	4.7	2.0	2.2	481	62.2	0.08	5.8	2.1	2.4	823	62.6	0.08	5.3	2.1	2.3	23	780	23	85
	MM	23	61.6	0.06	3.0	1.6	6.8	42	62.0	0.07	2.8	1.8	6.2	65	61.9	0.07	2.9	1.7	6.4		67		
Jimblebar [10][11]	BKM	99	63.2	0.09	3.5	2.4	3.4	326	62.6	0.10	3.3	2.4	4.1	425	62.7	0.10	3.3	2.4	3.9	61	253	32	100
Mt Goldsworthy JV Northern [12]	NIM	8.9	59.5	0.06	9.6	1.7	3.0	15	59.1	0.05	10.8	1.1	2.4	24	59.2	0.05	10.4	1.3	2.6	12	3.2	2	85
Mt Goldsworthy JV Area C [13][14]	BKM	53	62.6	0.14	2.9	1.9	5.0	127	61.7	0.13	3.7	2.1	5.2	180	62.0	0.13	3.5	2.0	5.1	18	–	18	85
	MM	180	62.4	0.06	2.8	1.6	5.8	216	61.4	0.06	3.6	1.9	6.1	396	61.9	0.06	3.2	1.8	6.0		418		
Yandi JV [15][16]	CID	791	57.4	0.04	5.6	1.4	10.5	301	56.9	0.04	6.2	1.5	10.6	1,092	57.2	0.04	5.8	1.4	10.5	24	913	20	85
		Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc					Millions of dry metric tonnes		
Samarco JV [17]	ROM	451	43.9	0.05				173	44.0	0.05				624	44.7	0.05				21	480	17	50

(1) The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit. ROM – Run of Mine for Samarco, comprising itabirites and friable hematite ores.

(2) The reserve grades listed: Fe – iron, P – phosphorous, SiO$_2$ – silica, Al$_2$O$_3$ – alumina, LOI – loss on ignition, refer to *in situ* mass percentage on a dry weight basis. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). For Samarco: %Pc – phosphorous in concentrate. Samarco is marketed predominantly as direct reduction and blast furnace pellets.

(3) Metallurgical recovery is 100%, except for Mt Newman JV – Whaleback BKM where recovery is 92%. For Samarco, metallurgical recovery is 83.8%

(4) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	50m x 50m	300m x 50m
Jimblebar	50m x 50m	300m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	50m x 50m	300m x 50m
Yandi JV	50m x 50m	150m x 150m
Samarco JV	AL North: 200m x 200m x 16m	AL North: 400m x 400m x 16m
	AL Centre: 200m x 200m x 16m	AL Centre: 400m x 400m x 16m
	AL South: 200m x 200m x 16m	AL South: 400m x 400m x 16m

(5) Competent Persons – Mt Newman JV, Jimblebar, Mt Goldsworthy JV Northern and Area C, Yandi JV: R Pasyar (MAusIMM), J Kirk (MAusIMM). Samarco JV: J D da Silva (MAusIMM), L Rezende (MAusIMM), both employed by Samarco Mineração SA.

(6) Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate reserves: Mt Newman 50–62% Fe for BKM, 59% Fe for MM; Jimblebar 59% Fe for BKM; Mt Goldsworthy 50% Fe for NIM, 57 % Fe for MM, 59.5% Fe for BKM; Yandi 55–55.5% Fe for CID.

(7) Our Western Australian iron ore reserves are all located on State Agreement mining leases that guarantee the right to mine, except the Cattle Gorge mine (part of Mt Goldsworthy JV Northern), which is an operating mine on a standard Western Australian mining lease. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations on a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life-of-mine schedule.

(8) Mine life (years) is calculated as Total Reserve divided by current approved nominal production rate.

(9) Changes to Mt Newman JV are due to additional resource definition drilling, new geological interpretation and resource models for Whaleback, OB24, OB25 Pit 4 and OB30, and changed MM and BKM (except Whaleback) cut-off grade from 60% Fe to 59% Fe.

(10) Changes to Jimblebar are due to additional resource definition drilling, new geological interpretation, new resource modelling and new pit designs for Jimblebar W1/2/3, and a change in cut-off grade from 60% Fe to 59% Fe.

(11) The Jimblebar Reserves listed include the Wheelarra Hill 3, 4 and Hashimoto 1 and 2 deposits at Jimblebar in which the Wheelarra Joint Venture participants (BHP Iron Ore (Jimblebar) Pty Ltd (51%), ITOCHU Minerals and Energy of Australia Pty Ltd (4.8%), Mitsui Iron Ore Corporation Pty Ltd (4.2%) and subsidiaries of Chinese steelmakers Magang, Shagang, Tanggang and Wugang (10% each)) have a legal interest. At the commencement of the Wheelarra Joint Venture on 1 October 2005, the Wheelarra Joint Venture participants had a legal interest in 175 million dry metric tonnes of Jimblebar Reserves (Wheelarra Joint Venture tonnes). The effect of the sales contracts entered into between the Wheelarra Joint Venture participants and the Mt Newman Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Newman Joint Venture participant) has an entitlement to 85% of these Wheelarra Joint Venture tonnes. This disclosure and the financial statements are prepared on this basis.

(12) Changes to Mt Goldsworthy JV Northern are due to the inclusion of Cundaline, Nimingarra A and B deposits, and a change in cut-off from 58% Fe to 50% Fe for Cattle Gorge.

(13) Changes to Mt Goldsworthy JV Area C are due to additional resource definition drilling, new geological interpretation and resource models for A Deposit, Packsaddle 1 and 3. New Reserve for Packsaddle 1 and 3 (BKM).

(14) The Area C Reserves listed include C Deposit within Area C in which the POSMAC Joint Venture participants (BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of POSCO (a Korean steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the POSMAC Joint Venture participants and the Mt Goldsworthy Joint Venture participants and other associated agreements is that BHP Billiton (as a Mt Goldsworthy Joint Venture participant) has an entitlement to 85% of the reserves in C Deposit. This disclosure and the financial statements are prepared on this basis.

(15) Changes to Yandi JV are due to a change in cut-off grade from 56% Fe to 55% Fe and 55.5% Fe, additional resource definition drilling, new geological interpretation and resource modelling for Yandi W1 and E4, and new pit designs.

(16) The Yandi Reserves listed include the Western 4 deposit in which the JFE Western 4 Joint Venture (JW4 JV) participants BHP Billiton Minerals Pty Ltd (68%), ITOCHU Minerals and Energy of Australia Pty Ltd (6.4%), Mitsui Iron Ore Corporation Pty Ltd (5.6%) and a subsidiary of JFE Steel Corporation (a Japanese steelmaker) (20%)) have a legal interest. The effect of the sales contracts entered into between the JW4 JV participants and the Yandi Joint Venture participants and other associated agreements is that BHP Billiton (as a Yandi Joint Venture participant) has an entitlement to 85% of the Reserves in the Western 4 deposit. This disclosure and the financial statements are prepared on this basis.

(17) During the feasibility studies for the Third Pelletizing Plant Project, further drilling and changes to the resource classification has confirmed a reserve for more than 20 years of mine life. The reported reserve is inside the 2027 pit designed for the Third Pelletizing Plant Project.

Table 3. Manganese Mineral Resource Statement

Manganese Customer Sector Group

Mineral Resources

The tables below detail the total inclusive Mineral Resources for the Manganese Customer Sector Group estimated as at 30 June 2008 in 100 percent terms (unless otherwise stated).

Commodity Deposit [1][2]	Ore Type	Measured Resource			Indicated Resource			Inferred Resource			Total Resource			Total Resource (As at 30 June 2007)			BHP Billiton Interest %
		Millions of dry metric tonnes	Grade %Mn	%Yield	Millions of dry metric tonnes	Grade %Mn	%Yield	Millions of dry metric tonnes	Grade %Mn	%Yield	Millions of dry metric tonnes	Grade %Mn	%Yield	Millions of dry metric tonnes	Grade %Mn	%Yield	
Manganese																	
GEMCO [3]	ROM	78	46.4	44	48	46.0	44	39	43.4	45	164	46.1	44	170	46.1	44	60
		Millions of dry metric tonnes	%Mn		Millions of dry metric tonnes	%Mn		Millions of dry metric tonnes	%Mn		Millions of dry metric tonnes	%Mn		Millions of dry metric tonnes	%W1 lump		
Wessels [4][5]	Lower Body	11	46.7		46	46.1		–	–		56	46.2		22	48.9		54.6
	Upper Body [6]	–	–		103	43.7		–	–		103	43.7		–	–		
		Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	
Mamatwan [4][7]	M, C and N Zones	59	37.6	4.5	25	36.8	4.5	7.3	36.5	4.6	90	37.3	4.5	68	37.1	4.84	54.6
	X Zone	7.0	37.2	4.8	1.9	36.5	4.7	0.5	35.9	4.4	9.4	37.0	4.8	–	–	–	
	Top Cut (Balance)	30	31.1	6.4	16	30.3	6.2	4.5	30.3	6.2	50	30.8	6.3	–	–	–	

[1] Competent Persons – Resources
  GEMCO: E P W Swindell (SACNASP)
  Wessels: E P Ferreira (SACNASP)
  Mamatwan: O van Antwerpen (SACNASP)

[2] The Mineral Resources are reported after adjustment for depletion due to mining (actual production from 1 July 2007 to 30 April 2008 and forecast production for May and June 2008).

[3] GEMCO – ROM – run of mine product. Manganese grades (%Mn) are given as per washed ore samples and should be read together with their respective yields. Culturally significant areas have been excised from the resources (G Quarry Rainforest) adjacent to the local community. This excision equates to 3.2Mt of ROM.

[4] An agreement has been signed between Samancor Manganese and empowerment consortium Ntsimbintle Mining Pty Ltd. The Ntsimbintle agreement has been signed by both parties but remains subject to Government approval which is believed to be administrative in nature. This transaction allows for the inclusion of part of the Prospecting Rights held by Ntsimbintle into the Wessels and Mamatwan Mining Areas in exchange for 9% equity in Hotazel Mines, thereby adding the resources within the Ntsimbintle Prospecting Right to the Wessels and Mamatwan Mining Rights. The BHP Billiton share of Wessels and Mamatwan mines (Hotazel Manganese Mines) therefore drops from 60% to 54.6%.

[5] The Mn cut-off grade at Wessels has been lowered from 45% to 37.5% due to the following: Wessels Mine has historically been a high grade mine – mean Manganese (Mn) content for W1Lump being 48%. As a result only this high grade portion was previously declared while a low grade portion, W4Lump at a mean grade of 41.1%Mn, was not declared. Selling of this low grade product is dependent on marketing requirements. Positive changes in market conditions now allow for the inclusion of all grades above a cut-off of 37.5%Mn. The traditional W1Lump at a mean grade of 48% was also adjusted to 47%Mn.

[6] The addition of the Upper Body to the Wessels Mine Mineral Resource arises from a process of extensive evaluation during FY2008, including the development of an ore body model largely based upon an extensive drilling database accumulated over the history of the mine.

[7] At Mamatwan, the X Zone and Top Cut (Balance) have not previously been declared as Mineral Resource in the Annual Report. As a matter of course, this material has to be mined in the process of accessing the economic X, M, C and N zones, and due to positive market conditions, this material now has potential economic value.